UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Atlantica Reports First Quarter 2019 Financial Results

•	Net loss for the quarter attributable to the Company was $9.0 million, compared with a net loss of $4.8 million in the first quarter of 2018.

•	Revenues reached $221.5 million, representing a 4.1% year-over-year increase on a constant currency basis.

•	Further Adjusted EBITDA including unconsolidated affiliates[1] increased by 6.7% year-over-year on a constant currency basis to $181.1 million in the first quarter of 2019.

•	Cash available for distribution (“CAFD”) increased 4.9% to $45.1 million in the first quarter of 2019, on track to meet annual guidance.

•	Quarterly dividend of $0.39 per share declared by the Board of Directors, representing a 22% increase compared with the same quarter of 2018.

•	Levers to maintain 2019 CAFD guidance even if Mojave’s distribution was delayed.

•	Acquisition of a 30% stake in a 142 MW gas-fired engine facility with electric battery storage in operation at attractive returns.

•	Enhanced collaboration agreement with Algonquin with the goal of accelerating growth in the U.S.

May 10, 2019 – Atlantica Yield plc (NASDAQ: AY) (“Atlantica”), the sustainable total return infrastructure company that owns a diversified portfolio of contracted assets in the energy and environment sectors, today reported its financial results for the first quarter ended March 31, 2019.

Revenue for the first quarter of 2019 was $221.5 million, representing a 1.7% decrease compared with the first quarter of 2018. On a constant currency basis, revenue for the first quarter of 2019 increased 4.1% compared to the first quarter of 2018. Further Adjusted EBITDA including unconsolidated affiliates1 was $181.1 million for the first quarter of 2019, representing a 0.7% increase year-over-year. On a constant currency basis, Further Adjusted EBITDA including unconsolidated affiliates2 for the first quarter of 2019 increased 6.7% compared to the first quarter of 2018.

1 Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 16).

Net cash provided by operating activities reached $96.9 million in the first quarter of 2019. CAFD generation in 2019 was $45.1 million, a 4.9% increase compared with $43.0 million achieved in the first quarter of 2018.

Highlights

	Three-month period ended March 31,
(in thousands of U.S. dollars)	2019	2018
Revenue	$221,452	$225,265
Profit / (loss) for the period attributable to the Company	(8,957)	(4,764)
Further Adjusted EBITDA incl. unconsolidated affiliates[2]	181,106	179,800
Net cash provided by operating activities	96,889	130,535
CAFD	45,119	43,031

Key Performance Indicators

	Three-month period ended March 31,
	2019	2018
Renewable energy
MW in operation[3]	1,496	1,446
GWh produced[4]	581	507
Efficient natural gas
MW in operation	300	300
GWh produced[5]	383	547
Electric Availability (%)[5]	87.1%	97.9%
Electric transmission lines
Miles in operation	1,152	1,099
Availability (%)[6]	99.9%	100.0%
Water
Mft[3] in operation[3]	10.5	10.5
Availability (%)[6]	99.8%	99.1%

2 Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 16).
3 Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.
4 Includes curtailment production in wind assets for which we receive compensation.
5 Electric availability refers to operational MW over contracted MW with PEMEX. Major maintenance overhaul held in Q1 2019, as scheduled, which reduced the production and electric availability as per the contract.
6 Availability refers to actual availability divided by contracted availability.

Segment Results

(in thousands of U.S. dollars)	Three-month period ended March 31,
	2019	2018
Revenue by geography
North America	$60,441	$61,781
South America	33,493	29,536
EMEA	127,518	133,948
Total revenue	$221,452	$225,265

Further Adjusted EBITDA incl. unconsolidated affiliates by geography
North America	$50,870	$60,247
South America	28,212	24,180
EMEA	102,024	95,373
Total Further Adjusted EBITDA incl. unconsolidated affiliates	$181,106	$179,800

(in thousands of U.S. dollars)	Three-month period ended March 31,
	2019	2018
Revenue by business sector
Renewable energy	$156,817	$167,225
Efficient natural gas	34,009	28,387
Electric transmission lines	24,867	23,840
Water	5,759	5,813
Total revenue	$221,452	$225,265

Further Adjusted EBITDA incl. unconsolidated affiliates by business sector
Renewable energy	$123,484	$131,435
Efficient natural gas	30,476	23,330
Electric transmission lines	21,650	19,836
Water	5,496	5,199
Total Further Adjusted EBITDA incl. unconsolidated affiliates	$181,106	$179,800

During the first quarter of 2019, our renewable assets have continued to generate solid operating results:
•
Production in the U.S. solar portfolio in the first quarter of 2019 was lower than in the same period of 2018, mostly due to lower solar radiation and scheduled maintenance stops that took longer than expected. However, solar radiation has improved since the end of March and production from the U.S. solar assets is in line with expectations for the first four months of 2019.

•	Production in Spain increased significantly year-over-year due to higher solar radiation and strong operating performance.
•	Kaxu (South Africa) had a strong operating performance, reaching a significant increase in production with a capacity factor of 48.7% (compared with 36.9% in the first quarter of 2018).
•	Finally, production of the wind assets was significantly higher year-over year as a result of the contribution of the newly acquired Melowind asset, with no contribution in the first quarter of 2018.

Regarding Atlantica’s assets for which revenue is based on availability, they continue to deliver solid performance in transmission lines and in water assets. In ACT, the efficient natural gas-fired power generation plant, a scheduled major overhaul in one of the turbines was performed in the first quarter of 2019 and is expected to continue in the other turbine during the second quarter of 2019. This explains lower availability and production levels compared with the first quarter of 2018. Since the major overhaul was scheduled, it did not have any impact on revenues.

The solid operating performance of Atlantica in the first quarter of 2019 demonstrates the advantage of having a diversified portfolio where a significant percentage of our revenue is based on availability and not only on generation.

Liquidity and Debt

As of March 31, 2019, cash at the Atlantica corporate level was $107.9 million. Additionally, as of March 31, 2019, the Company had approximately $175 million available under its Revolving Credit Facility and, therefore, a total corporate liquidity of $282.9 million. As of December 31, 2018, cash at the Atlantica corporate level was $106.7 million and availability under its Revolving Credit Facility was $105.0 million.

As of March 31, 2019, net project debt was $4,529.6 million, compared with the $4,566.3 million as of December 31, 2018, while net corporate debt was $589.7 million ($577.4 million as of December 31, 2018). The net corporate debt / CAFD pre-corporate debt service ratio7 was 2.5x as of March 31, 2019.

7 Net corporate leverage calculated as corporate net debt divided by midpoint 2019 CAFD guidance before corporate debt service.

Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the consolidated project level. Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica corporate level.

CAFD pre-corporate debt service is calculated as CAFD plus interest paid by Atlantica.

Dividend

On May 7, 2019, the Board of Directors of Atlantica approved a dividend of $0.39 per share which represents a 22% increase with respect to the first quarter of 2018 and 5% compared with the fourth quarter of 2018.  This dividend is expected to be paid on June 14, 2019 to shareholders of record as of June 3, 2019.

Delivering on Accretive Growth Strategy

New Asset Acquisition: Monterrey

Atlantica announced that it has signed an agreement to acquire a 30% stake in “Monterrey”, a 142 MW gas-fired engine facility in operation in Mexico, which includes 12 MW of electric battery storage. The investment totals approximately $42 million in equity value, at an estimated EV/EBITDA multiple of 9.2x and an attractive CAFD yield that allows for significant accretion.

Monterrey has been in operation since 2018 and represents the first investment in electric batteries for the Company. It has a U.S. dollar-denominated 20-year PPA with two large, international corporations as well as a 20-year contract for natural gas transportation with a U.S. energy company, which will provide the gas from Texas. The PPA also includes price escalation factors. The asset has no commodity risk, and it also has the possibility to sell excess energy to the North-East region of the country. Closing is subject to conditions precedent.

Atlantica also entered into a ROFO agreement with the seller for the remaining 70% stake in the asset.

Enhanced Strategic Partnership with Algonquin

On May 9, 2019 we signed a new enhanced collaboration agreement with Algonquin that should allow Atlantica to accelerate its growth in the US. The main terms are as follows:

•	Atlantica has a right to acquire stakes or make investments in two Algonquin assets in the US for a total equity value up to $100 million.

•
Both companies have agreed to analyze jointly during the next six months Algonquin’s contracted assets portfolio in the US and Canada, with the final objective to identify assets where a drop-down could add value for both parties, according to each company’s key metrics.

•
The existing Shareholders Agreement has been modified to allow Algonquin to increase its shareholding in Atlantica up to 48.5% without any change in corporate governance. Algonquin’s voting rights and rights to appoint directors are limited to 41.5% and the additional 7% will vote consistent with non-Algonquin shareholders vote. Part of this investment in Atlantica’s shares will be done by Algonquin subscribing for $30 million in new shares to be issued by Atlantica at a price of $21.67 per share, a 6% premium with respect to yesterday’s closing price.

New Transmission Line U.S. Dollars in Uruguay with AAGES

On May 7, 2019, a proposal led by AAGES achieved the first position in a bidding process for a new transmission line in Uruguay. The project includes two transmission lines of approximately 50 miles and a substation, which will be contracted under 30 and 20-year agreements, in U.S. dollars with UTE, the current offtaker in the three plants we own in Uruguay. Atlantica expects to own a 25% of the project and has a ROFO right over the rest of the investment.

Strategic and Financing Update

Atlantica continues to be a strong value creation proposition focused on sustainable infrastructure. The Company has updated on the progress achieved in several strategic initiatives within its existing portfolio aimed at a financial optimization and unlocking value creation to shareholders:

1.	Corporate debt refinancing with improved terms and flexibility.

On April 30, 2019, Atlantica entered into a senior unsecured note facility with a group of funds managed by Westbourne Capital as purchasers of the notes to be issued thereunder for a total amount of the euro equivalent of $300 million. The notes are expected to mature on April 30, 2025. The proceeds are expected to be used to redeem in full Atlantica's existing 7.0% senior notes maturing on November 15, 2019 and for other general corporate purposes. Atlantica intends to fully hedge the notes with an interest rate swap of no less than 3 years, resulting in an expected interest rate of approximately 4.5%.

Several improvements are expected with this new financing, including:

•	An approximate $4 million cost[8] improvement per annum expected from 2020;

•	An option to capitalize up to 2 years of interest payments (equal to approximately $14 million per year), which would partially offset CAFD impact if Mojave’s distribution was delayed;

•	A longer tenor as compared to the existing financing; and

•	A natural hedge for CAFD generated in euro.

2.	Initiatives to achieve 2019 and 2020 CAFD goals despite PG&E exposure:

•	Established an option to capitalize ~$14 million per year of interest payment for up to 2 years under the new note issuance facility that was signed to refinance the 2019 Notes.

•	Expected to release certain project restricted cash in 2019 and 2020 that will compensate potential delays in Mojave, if any.

In addition, Atlantica has indicated that PG&E, the off-taker for Atlantica Yield with respect to the Mojave asset, has continued paying invoices according to contract and the plant is operating normally.

3.	Ongoing analysis of several strategic alternatives by the Strategic Review Committee.

4.
Strong commitment to Environmental, Social and Governance (“ESG”) initiatives and sustainability across Atlantica’s sectors, and active management of the environmental and social impacts of its activity.

Atlantica was rated by Sustainalytics in December 2018 on its Environmental, Social and Governance factors as the top company within renewables, second within the broader utilities sector and in the top 3% in the global universe ratings.

8 Calculated as the difference between the annual coupon of the previous 2019 Notes ($17.9 M) and the expected interest cost of the new Note Issuance Facility hedging of 4.5% for three years and assuming current €/$ FX rate.

Sustainalytics is a leading provider of sustainability assessments globally and rates more than 10,000 companies. According to Sustainalytics’ ESG Risk Rating assessment, Atlantica is at low risk of experiencing material financial impacts from ESG factors due to its medium exposure and strong management of material ESG issues. Atlantica has been at the core of the renewable energy footprint in energy generation and intends to contribute to the global economy and its sustainability.

Details of the Results Presentation Conference

Atlantica’s CEO, Santiago Seage and CFO, Francisco Martinez-Davis, will hold a conference call and a webcast on Friday May 10, 2019, at 8:30 am (New York time).

In order to access the conference call participants should dial: +1 631-510-7495 (US), +44 (0) 844 571 8892 (UK) or +1 866 992 6802 (Canada), followed by the confirmation code 4467989 for all phone numbers. A live webcast of the conference call will be available on Atlantica’s website. Please visit the website at least 15 minutes earlier in order to register for the live webcast and download any necessary audio software.

Additionally, the senior management team will be meeting with investors in New York, Boston and Las Vegas, on May 14 and 15, 2019, as part of Atlantica’s participation in three investor conferences.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "is likely to," "may," "plan," "potential," "predict," "projected," "should" or "will" or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this presentation and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances.

Investors should read the section entitled "Item 3D. Key Information—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4B. Information on the Company—Business Overview", each in our annual report for the fiscal year ended December 31, 2018 filed on Form 20-F, for a more complete discussion of the risks and factors that could affect us.

Forward-looking statements include, but are not limited to, statements relating to: maximizing shareholder value and company profits and growth; our ability to close announced asset acquisitions; projected overhaul of assets; asset revenue earning potential; avoiding financial risk caused by our off-take PG&E and potential default under our project finance agreement due to a breach under our underlying PPA agreement with PG&E; strategies to offset any potential financial harm from PG&E's default, such as releasing project restricted accounts and capitalizing interest payments; risks associated with acquisitions and investments; our ability to grow through acquisitions from AAGES, Algonquin, other partners, or third parties, including our ability to acquire assets from Algonquin under our enhanced collaboration agreement with Algonquin; expected dividend payments to shareholders; long-term and short-term project debt; potential for the company to swap interest rates under new financing agreements; expected issuance of notes and note maturity dates; intentions to contribute to global sustainability objectives; meetings and announced actions of the board of directors and senior management team; the use of non-GAAP measures as a useful predicting tool for investors; growth in the United States; the comparative usefulness of financial measurements in the industry and various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our annual report for the fiscal year ended December 31, 2018 filed on Form    20-F.

Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect our future results included in our filings with the U.S. Securities and Exchange Commission at www.sec.gov. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted.

The CAFD and other guidance included in this presentation are estimates as of February 28, 2019. These estimates are based on assumptions believed to be reasonable as of the date Atlantica Yield published its FY 2018 Financial Results. Atlantica Yield disclaims any current intention to update such guidance, except as required by law.

Non-GAAP Financial Measures

This press release also includes certain non-GAAP financial measures, including Further Adjusted EBITDA including unconsolidated affiliates, Further Adjusted EBITDA including unconsolidated affiliates as a percentage of revenues (margin) and CAFD. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this presentation for a reconciliation of the non-GAAP financial measures included in this press release to the most directly comparable financial measures prepared in accordance with IFRS as well as the reasons why management believes the use of non-GAAP financial measures in this presentation provides useful information.

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:

•	they do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Further Adjusted EBITDA and CAFD do not reflect any cash requirements that would be required for such replacements;

•	some of the exceptional items that we eliminate in calculating Further Adjusted EBITDA reflect cash payments that were made, or will be made in the future; and

•	the fact that other companies in our industry may calculate Further Adjusted EBITDA and CAFD differently than we do, which limits their usefulness as comparative measures.

We define Further Adjusted EBITDA including unconsolidated affiliates as profit/(loss) for the period attributable to the Company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges. CAFD is calculated as cash distributions received by the Company from its subsidiaries minus all cash expenses of the Company, including debt service and general and administrative expenses.

Our management believes Further Adjusted EBITDA including unconsolidated affiliates and CAFD is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Further Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Our management believes CAFD is a relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors and that CAFD is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD is used by our management team for determining future acquisitions and managing our growth. Further Adjusted EBITDA and CAFD are widely used by other companies in the same industry. Our management uses Further Adjusted EBITDA and CAFD as measures of operating performance to assist in comparing performance from period to period on a consistent basis and to readily view operating trends, as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations, and in communications with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.

In our discussion of operating results, we have included foreign exchange impacts in our revenue and Further Adjusted EBITDA including unconsolidated affiliates by providing constant currency growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue and Further Adjusted EBITDA using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

Consolidated Statements of Operations
(Amounts in thousands of U.S. dollars)

	For the three-month period ended March 31,
	2019	2018
Revenue	$221,452	$225,265
Other operating income	26,439	28,414
Raw materials and consumables used	(2,913)	(4,420)
Employee benefit expenses	(5,316)	(5,097)
Depreciation, amortization, and impairment charges	(75,736)	(74,624)
Other operating expenses	(60,573)	(66,194)
Operating profit	$103,353	$103,344
Financial income	286	296
Financial expense	(101,503)	(100,067)
Net exchange differences	866	(180)
Other financial income/(expense), net	1,062	(1,660)
Financial expense, net	$(99,289)	$(101,611)
Share of profit/(loss) of associates carried under the equity method	1,823	1,407
Profit/(loss) before income tax	$5,887	$3,140
Income tax	(9,577)	(4,650)
Profit/(loss) for the period	$(3,690)	$(1,510)
Loss/(profit) attributable to non-controlling interests	(5,267)	(3,254)
Profit/(loss) for the period attributable to the Company	$(8,957)	$(4,764)
Weighted average number of ordinary shares outstanding (thousands)	100,217	100,217
Basic and diluted earnings per share attributable to Atlantica Yield plc (U.S. dollar per share)	$(0.09)	$(0.05)

Consolidated Statement of Financial Position
(Amounts in thousands of U.S. dollars)

Assets	As of March 31, 2019	As of December 31, 2018
Non-current assets
Contracted concessional assets	$8,389,508	$8,549,181
Investments carried under the equity method	54,777	53,419
Financial investments	65,386	52,670
Deferred tax assets	152,205	136,066
Total non-current assets	$8,661,876	8,791,336
Current assets
Inventories	$18,912	$18,924
Clients and other receivables	241,412	236,395
Financial investments	243,025	240,834
Cash and cash equivalents	654,618	631,542
Total current assets	$1,157,967	$1,127,695
Total assets	$9,819,843	$9,919,031

Equity and liabilities
Share capital	$10,022	$10,022
Parent company reserves	1,992,859	2,029,940
Other reserves	71,040	95,011
Accumulated currency translation differences	(89,016)	(68,315)
Retained Earnings	(456,549)	(449,274)
Non-controlling interest	136,647	138,728
Total equity	$1,665,003	$1,756,112
Non-current liabilities
Long-term corporate debt	$423,921	$415,168
Long-term project debt	4,769,119	4,826,659
Grants and other liabilities	1,653,323	1,658,126
Related parties	28,434	33,675
Derivative liabilities	305,138	279,152
Deferred tax liabilities	227,261	211,000
Total non-current liabilities	$7,407,196	$7,423,780
Current liabilities
Short-term corporate debt	273,624	268,905
Short-term project debt	307,233	264,455
Trade payables and other current liabilities	151,463	192,033
Income and other tax payables	15,324	13,746
Total current liabilities	$747,644	$739,139
Total equity and liabilities	$9,819,843	$9,919,031

Consolidated Cash Flow Statements
(Amounts in thousands of U.S. dollars)

	For the three-month period ended March 31,
	2019	2018
Profit/(loss) for the period	(3,690)	(1,510)
Financial expense and non-monetary adjustments	169,013	170,459
Profit for the period adjusted by financial expense and non-monetary adjustments	$165,323	$168,949
Variations in working capital	(54,509)	(11,654)
Net interest and income tax paid	(13,925)	(26,760)
Net cash provided by operating activities	$96,889	$130,535
Investment in contracted concessional assets[9]	7,186	60,512
Other non-current assets/liabilities	(26,985)	(5,118)
(Acquisitions)/Sales of subsidiaries and other	(2,457)	(9,327)
Investments in entities under the equity method	-	1,473
Net cash provided by/(used in) investing activities	$(22,256)	$47,540

Net cash provided by/(used in) financing activities	$(44,654)	$(101,215)

Net increase/(decrease) in cash and cash equivalents	$29,979	$76,860
Cash and cash equivalents at beginning of the period	631,542	669,387
Translation differences in cash or cash equivalent	(6,903)	9,655
Cash & cash equivalents at end of the period	$654,618	$755,902

[9]
Investments in contracted concessional assets includes proceeds of $60.8 million and $7.4 million received by Solana from Abengoa in relation to the consent with the DOE for the three-month period ended March 31, 2018 and 2019, respectively.

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to Profit/(loss) for the period attributable to the company

(in thousands of U.S. dollars)	For the three-month period ended March 31,
	2019	2018
Profit/(loss) for the period attributable to the Company	$(8,957)	$(4,764)
Profit attributable to non-controlling interest	5,267	3,254
Income tax	9,577	4,650
Share of loss/(profit) of associates carried under the equity method	(1,823)	(1,407)
Financial expense, net	99,289	101,611
Operating profit	$103,353	$103,344
Depreciation, amortization, and impairment charges	75,736	74,624

Further Adjusted EBITDA	$179,089	$177,968
Atlantica’s pro-rata share of EBITDA from Unconsolidated Affiliates	2,017	1,832
Further Adjusted EBITDA including unconsolidated affiliates	$181,106	$179,800

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to net cash provided by operating activities

(in thousands of U.S. dollars)	For the three-month period ended March 31,
	2019	2018
Net cash provided by operating activities	$96,889	$130,535
Net interest and income tax paid	13,925	26,760
Variations in working capital	54,509	11,654
Other non-cash adjustments and other	13,766	9,019
Further Adjusted EBITDA	$179,089	$177,968
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	2,017	1,832
Further Adjusted EBITDA including unconsolidated affiliates	$181,106	$179,800

Reconciliation of Cash Available For Distribution to Profit/(loss) for the period attributable to the Company

(in thousands of U.S. dollars)	For the three-month period ended March 31,
	2019	2018
Profit/(loss) for the period attributable to the Company	$(8,957)	$(4,764)
Profit attributable to non-controlling interest	5,267	3,254
Income tax	9,577	4,650
Share of loss/(profit) of associates carried under the equity method	(1,823)	(1,407)
Financial expense, net	99,289	101,611
Operating profit	$103,353	$103,344
Depreciation, amortization, and impairment charges	75,736	74,624
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	2,017	1,832
Further Adjusted EBITDA including unconsolidated affiliates	$181,106	$179,800
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	(2,017)	(1,832)
Dividends from equity method investments	-	-
Non-monetary items	(14,632)	(8,839)
Interest and income tax paid	(13,925)	(26,760)
Principal amortization of indebtedness	(15,176)	(17,647)
Deposits into/ withdrawals from restricted accounts	24,935	(21,720)
Change in non-restricted cash at project level	(59,447)	(68,031)
Dividends paid to non-controlling interests	-	-
Changes in other assets and liabilities	(55,725)	8,060
Cash Available For Distribution	$45,119	$43,031

About Atlantica

Atlantica Yield plc is a sustainable total return infrastructure company that owns a diversified portfolio of contracted renewable energy, efficient natural gas, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlanticayield.com).

Chief Financial Officer	Investor Relations & Communication
Francisco Martinez-Davis	Leire Perez
E ir@atlanticayield.com	E ir@atlanticayield.com
T +44 20 3499 0465

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

Date: May 10, 2019	By:	/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer